EXHIBIT 12

CROWN CASTLE INTERNATIONAL CORP.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND

EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(DOLLARS IN THOUSANDS)

	Years Ended December 31,
	2009	2008	2007	2006	2005
Computation of earnings:
Income (loss) before income taxes	$(190,523)	$(153,219)	$(317,003)	$(48,373)	$(392,043)
Add:
Fixed charges (as computed below)	551,288	458,477	454,731	211,188	178,982
Subtract:
Interest capitalized	—	—	(1,406)	(1,295)	—

	$360,765	$305,258	$136,322	$161,520	$(213,061)

Computation of fixed charges and combined fixed charges and preferred stock dividends:
Interest expense	$386,447	$332,058	$329,610	$153,722	$126,646
Amortized premiums, discounts and capitalized interest expense related to indebtedness	59,435	22,056	20,649	8,606	7,160
Interest capitalized	—	—	1,406	1,295	—
Interest component of operating lease expense	105,406	104,363	103,066	47,565	45,176

Fixed charges	551,288	458,477	454,731	211,188	178,982
Dividends on preferred stock and losses on purchases of preferred stock	20,806	20,806	20,805	20,806	49,356

Combined fixed charges and preferred stock dividends	$572,094	$479,283	$475,536	$231,994	$228,338

Ratio of earnings to fixed charges	—	—	—	—	—

Deficiency of earnings to cover fixed charges	$190,523	$153,219	$318,409	$49,668	$392,043

Ratio of earnings to combined fixed charges and preferred stock dividends	—	—	—	—	—

Deficiency of earnings to cover combined fixed charges and preferred stock dividends	$211,329	$174,025	$339,214	$70,474	$441,399